<Translation>

File No.82-5139





http://www.cybird.co.jp/english/ investor/

February 9, 2005

Results of Operation (Consolidated), Third Quarter of Fiscal Year ending March 31, 2005

CYBIRD Co., Ltd.
Security Code: 4823
(URL: http://... 'estor/index.html)
Re...
Co.

Listing: JASDAQ
Head office: Tokyo

Tel: +81-3-5785-6110



1. B... ...y Result of Operation
   (1) ... of Simplified Accounting Method — Yes
   Taxes related accounting criteria are calculated at the annual projected tax rate based on the effective tax rate designated by law.
   (2) Change in Accounting Method — N/A
   (3) Change in the Scope of Consolidation

Number of consolidated companies	Added: 0	Excluded: 1
Number of companies to which equity method is applied	Added: 1	Excluded: 0

2. Results of Operation, 3rd Quarter of FY ending March 31, 2005 (From October 1, 2004 to December 31, 2004)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
3Q, FY ending March 31, 2005	2,953 (11.5)	155 (6.2)	156 (12.4)
3Q, FY ended March 31, 2004	2,649 (13.8)	146 (-56.9)	139 (-58.9)

	Net Income	Earnings per Share	Earnings per Share (Fully Diluted)	ROE	ROA	Ordinary Income Margin
	Millions of yen	yen	yen	%	%	%
3Q, FY ending March 31, 2005	318 (468.6)	1,551.29	1,538.62	4.0	1.5	5.3
3Q, FY ended March 31, 2004	55 (-72.1)	290.24	288.58	1.0	1.9	5.3

Note 1. Average Number of Shares Issued (Consolidated) 3Q, FY ending March 31, 2005 205,115 shares; 3Q, FY ended March 31, 2004 64,271 shares

2. Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. For the sake of easy comparison, figures have been calculated as if the stock split occurred at the beginning of April 2003.
3. "%" shows increase / decrease of each item, compared with the same period in the previous year.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
December 31, 2004	10,480	8,026	76.6	39,109.09
December 31, 2003	7,747	6,331	81.7	31,204.63

Note 1. Number of Shares Issued (Consolidated) December 31, 2004 205,239 shares; December 31, 2003 67,636 shares

2. Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. For the sake of easy comparison, figures have been calculated as if the stock split occurred at the beginning of April 2003.

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
3Q, FY ending March 31, 2005	97	307	9	5,530
3Q, FY ended March 31, 2004	262	-279	977	2,686

<Translation>

3. Earnings Forecasts for Fiscal Year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ending March 31, 2005	12,500	700	1,250

Reference: Projected Earnings per Share (Full-year) ¥6,090.46

Calculated by the number of shares issued (205,239) at the end of the third quarter.

The above-mentioned earnings forecasts for FY ending March 31, 2005 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

File No.82-5139





JASDAQ

http://www.cybird.co.jp/english/investor/

February 9, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Executive Vice President
Tel: +81-3-5785-6110

Results of Operation

Third Quarter of Fiscal Year ending March 31, 2005

1. **Business Overview**

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd. ("CYBIRD" or "the Company") and two consolidated subsidiaries (C&T Mobile Support Co., Ltd. (Note 1) and GiGAFLOPS Japan Inc.) and two affiliates (KLab Inc. (Note 2) and DEMOVE Co., Ltd. (Note3)). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) International Business and (4) Technology-Related Business.

(Note 1) Effective September 1, 2004, CYBIRD established the 51%-owned consolidated subsidiary C&T Mobile Support Co., Ltd., including the subsidiary in the scope of consolidation commencing with the interim period under review.

(Note 2) Based on the sale of shares concluded on September 28, 2004, K Laboratory Co., Ltd. ceased to be a consolidated subsidiary, instead being accounted for by the equity method for the interim period under review. As of November 1, 2004, K Laboratory changed its name to KLab Inc.

(Note 3) CYBIRD's stake in DEMOVE Co., Ltd. was reduced by the new share issue made by DEMOVE on December 24, 2004. As a result, the Company has ceased accounting for DEMOVE as a consolidated company, switching to the equity method.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses and marketing solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites, including customer support and other services. In compensation for these services, we receive consulting fees, planning/ development/ operating fees, customer support fees and a share of revenue. We also conduct a mobile phone-based e-commerce business.

(3) International Business

We conduct Mobile Content, Marketing Solution and Technology-Related businesses abroad. Considering the business environments and risks in each particular country, we are now focusing on providing solution and content distribution services for mobile Internet businesses as main revenue sources in overseas countries.

(4) Technology-Related Business (KLab Inc.)

KLab Inc., an affiliate of CYBIRD, researches and develops client-oriented software platforms and solutions for mobile phones. We also launched the software license business that uses the security technology as the base, based on the technology acquired through the development and operation of Java™ and BREW™ applications for mobile phones.

1-2 Relations with Subsidiaries and Affiliates

CYBIRD provides content distribution services utilizing applications and technologies developed by its affiliate KLab Inc.

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

GiGAFLOPS Japan Inc., converted into a wholly owned subsidiary in April 2003, collaborates with CYBIRD mainly by aiming to increase the number of our content subscribers by attracting subscribers through its own sites.

Formed in September 2004 as a joint venture with transcosmos inc., C&T Mobile Support Co., Ltd. primarily provides customer support services for corporations and government bodies that operate mobile sites.

CYBIRD Group Business Chart



Consumers
Free/Chargeable Information Service
Subscription Fee
Merchandise/Service
Payment
Wireless Network Operators
Client Companies
Free/Chargeable Information Service
Subscription Fee after Deduction of Collection fee
Payment
Application Licensing and Consulting
Payment
Motion Picture Production
Payment
Marketing Solution
Payment
Customer Support services
Payment
Application Development and Consulting
Payment
Affiliate (accounted for under the equity method)
KLab Inc.
Affiliate (accounted for under the equity method)
DMOVE Co., Ltd.
Subsidiary
C&T Mobile Support Co., Ltd.
Subsidiary
GiGAFLOPS Japan Inc.
Application Licensing and Consulting
Payment
Motion Picture Production
Payment
Customer Support services
Payment
CYBIRD Co., Ltd.
Content Information
Information Providing Fee
Information Providers
Information/Service/ Merchandise
Payment/Fee

1-3 CYBIRD's Consolidated Companies (As of December 31, 2004)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.00
C&T Mobile Support Co., Ltd.	Kunigami-gun, Okinawa	September, 2004	Customer Support	¥225 mil.	9,000	51.00
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥60 mil.	1,200	48.75
KLab Inc.	Minato-ku, Tokyo	August, 2000	Information Technology	¥524 mil.	7,650	18.56

2. Business Policies

2-1 Business Principles/Missions

Considering the maximization of shareholders' benefit, we consider that it is our basic business principle to create new values through the mobile Internet as "Best Partner for the Mobile Internet". In other words, we work to make people's lives fuller and more convenient by providing new method of society/life. Our business is driven by the four policies shown below.

(1) Selection and Focus on Strategic Business Fields

(2) Adaptation to Change in the Business Environment

(3) Emphasis on Profitability, Sustainability and Expandability

(4) Maximization of Synergies

2-2 Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥167 per share. (As of June 28, 2004, we announced revised amount of dividends issuance due to stock splits.)

2-3 Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment. Effective November 19, 2004, CYBIRD's stock was split by a factor of 3:1. We carefully consider stock splits, taking into account our business performance, liquidity, stock price and other factors.

2-4 Mid to Long-term Business Policy

The fundamental strategy of the CYBIRD Group is to provide convenience and enjoyment to users by combining various situations in life with "+mobile". Through this interface with users, we try to be a "situation marketing" company that supplies information and services that will enrich their lives. The performance goals of the mid-term business plan are net sales of ¥60.0 billion and ordinary income of ¥7.2 billion for the fiscal year ending March 2008.

To realize this strategy, beginning with FeliCa-related businesses, we propose "+mobile" solutions for a variety of situations in life. For the purpose of improving the quality and volume of our authorized user information database, we are actively working to acquire additional authorized user information databases by strengthening the services of existing business and acquiring services through M&A and other means.

The following are our mid to long-term business polices by business segment.

(1) FeliCa-related Business

The number of FeliCa-enabled mobile phone handsets with 'i-mode FeliCa Service for mobile wallet' service capability, which NTT DoCoMo began selling in July 2004, is expected to climb to approximately 25 million over the next two years. NTT DoCoMo announced that the number of such FeliCa-enabled handsets sold passed the one million mark at the end of December last year. Through a business alliance with bitWallet, Inc., operator of the electronic money service 'Edy', the main service provided by i-mode FeliCa Service for mobile wallet, CYBIRD now is a certified solution vendor of 'Edy' and, based on these new type of handsets, is providing a new marketing service for corporate customers, settlement solutions, and building user portal sites. Against the backdrop of the accelerated penetration of the market by these new handsets, the Company expects use of the 'Edy' system to spread rapidly, and plans to promote the use of electronic money and mobile as a new social infrastructure.

(2) Focused Investment on Media Strategy Business

We began Media Strategy Business with the goal of combining the functions of mobile phones with other media.

As a special area of emphasis, we have positioned our "OnePush" service, a communication tool for the disseminating terrestrial digital broadcasting, as a strategic product, and are promoting its use in adding value to TV commercials, expanding the mobile phone content market by linking to TV programs and developing mobile commerce TV shopping.

(3) Business based on Alliance with usen Corp.

CYBIRD plans to build a wide-ranging cooperative relationship with usen Corp. in mobile phone-related business fields. Utilizing its strength in dealing with copyrights for music, CYBIRD intends to use the relationship to strengthen its music distribution operations, including chaku-uta™ and ring-tone, which have been slow to get started. Moreover, the Company will explore the possibility of providing a variety of services related to an electronic money system developed by the CYBRID Group to the more than 800 thousand commercial customers of the Group nationwide.

(4) Expanding Business Opportunities of Existing Businesses

① Mobile Content Business

In response to the intensified competition, we are aiming to maintain and expand our market share by launching new content with strong brand power. At the same time, we are making a fundamental review of our cost structure to improve profitability.

② Marketing Solution Business

Along with the growing rate of mobile phones, importance of one-to-one marketing utilizing mobile Internet attracts increasing attention from many companies. Consequently, we continuously focus on developing and offering marketing support services to corporate clients. In addition, utilizing the planning and operational know-how gained in our Mobile Content Business, we also are focusing on the active expansion of commissioned site development and operation business from companies interested in developing mobile content and services businesses. In our E-commerce Business, we aim at the early establishment of a profitable base by concentrating on getting appealing products and developing effective business tie-ups. While handset technology is rapidly advancing, we aim to benefit from selling customer support services to outside by building a solid base/operation to handle users' inquiries through our subsidiary C&T Mobile Support Co., Ltd.

③ International Business

In our international business, we aim at quick establishment of a profitable base by focusing on the content distribution services and on regions with high growth potentials.

④ Technology-Related and New Business Domains

We supply customers with leading-edge applications through our affiliate KLab Inc. In conjunction with our R&D unit, the Strategic Technology Planning Department, we are also pursuing R&D of the ubiquitous computing environment that is not necessarily limited to mobile phones. Specifically, we are researching compatibility with IC cards, RFID tag, Bluetooth™ protocol, and wireless LANs as well as interactive content for terrestrial digital broadcasting. Furthermore, we are formulating specifications for Internet applications of car navigation systems as a regular member of the Internet ITS Consortium. Moreover, at a time when security is a major issue in the mobile content industry, we have jointly developed a security system with Kyocera Communication Systems Co., Ltd., and plan to turn it into a source of earnings by selling the service externally.

2-5 Corporate Governance

(1) Fundamental Stance on Corporate Governance and Measures Implemented

In our view, corporate governance's role is to act as a business administrative function that maximizes corporate value for our stakeholders. To establish such a corporate governance function, we have appointed outside directors and auditors and concentrated our efforts on building an organization that enables fast decision-making and that closely monitors business execution. Our efforts are also directed toward ensuring continued improvement in the transparency of our business and our ability to adapt to changes in the business environment.

(2) Corporate Governance Organization and Recent Actions

① Corporate Governance Organization Covering Decision-Making, Business Execution, Auditing, and Other Management Systems

a) Board of Directors

The Board of Directors comprises eight directors including two outside directors. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities. Moreover, the Executive Committee comprising corporate officers and the standing auditors meet weekly to do preliminary screening of the items to be decided on by the Board of Directors and to deliberate various issues related to the overall business.

b) Audit Committee

The Audit Committee comprises three outside auditors, with one serving as a standing auditor. The standing auditor particularly participates in the meetings of the Board of Directors and the Executive Committee, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

d) Independent Audit Firms and Legal Advisors

CYBIRD has hired Tohmatsu & Co. as its independent auditors. It also has concluded a contract with a legal office to enable us to receive appropriate advice and guidance on all legal issues.

e) Checks and Balances Function and Various Committees

We are establishing a management function that enables quick and appropriate decision-making by reviewing internal operation flow, besides forming various rules and regulations. The IR Committee considers measures to make our business more transparent while the Crisis Management Committee considers measures to strengthen the Company's corporate governance systems and the Privacy Mark Management Committee to protect customer's information.

② Vested Interests of Outside Directors and Auditors Due to Personal, Investment and Business Relationships

a) An outside director of CYBIRD, Fumio Nagase is also the president of IMAGICA, who holds a stake in, operates a joint content business with, and receives other outsourcing business from CYBIRD. However, as an individual, Fumio Nagase has no direct vested interest in CYBIRD that could cause a conflict of interest. Neither does an outside director Takaya Kato have direct vested interest in CYBIRD that could cause a conflict of interest.

b) None of the outside auditors have any business relationships with CYBIRD.

(3) Crisis Management Committee

The committee oversees efforts to determine the risks CYBIRD is exposed to, and to consider counter measures, and carry out in-house education. Headed by our CEO, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

(4) IR Committee

Guided by the IR Committee, which consists of key personnel from departments throughout CYBIRD and reports directly to the CEO, we are striving for gaining public understanding of our business, realizing a fair stock price, and increasing public awareness of the Company. Based on the motto "Timely, Fair, Accurate and Proactive Disclosure," we are working to improve the quality of our IR activities.

(5) Privacy Mark Management Committee

The Company formed this committee in September 2003 to fulfill its social obligation to protect personal data as a company in the mobile Internet business. The President is responsible for overseeing the activities of the committee, the mission of which is to properly protect the personal data used in our business. The Company acquired Privacy Mark® certification in March 2004. CYBIRD is first to be granted the Privacy Mark® for all of its business divisions, among companies specializing in content services and corporate solutions for mobile phones.

(6) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In this quarter, we have achieved an 833.41kg reduction of CO2 (equivalent to saving 22.93 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

2-6 Major Issues

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry, we see the following issues as the keys to further growth.

(1) Realizing the goals of the Mid-term Corporate Strategy

As mentioned previously in section 2-4 above, as part of our basic strategy to become a "situation marketing" company, we have set ourselves the performance goals of net sales of ¥60.0 billion and ordinary income of ¥7.2 billion for the fiscal year ending March 2008 under our mid-term corporate strategy. To help realize those goals, we have made an analysis, evaluation, and review of our portfolio of businesses. Specifically, we now plan to expand the earning power of our existing Mobile Content and Marketing Solution businesses by strengthening their competitiveness. In addition, we intend to undertake full-scale development of new advertising and commerce businesses. In pursuing these new businesses, we are considering the use of M&A and strategic business alliances with companies which have accumulated record and know-how in these fields. In our International Business, we plan to establish a firm business base, chiefly through M&A, to support further expansion of our businesses.

(2) Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, strengthening of the system for executive officers, establishing the benefit committee, adopting the director's remuneration system linked to the operating performance, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies, strengthening management system for personal data protection and strengthening risk control and compliance.

2-7 Key Managerial Indicators

Cash flow has top priority in our business. Return on Equity (ROE) is also considered to be a key business indicator. We work toward achieving ROE of more than 15% and maximizing Economic Value Added (EVA®) in the mid and long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The number of Mobile Phone Subscriptions

	Mobile phones
December 31, 2004	**85.48 million**

Source : The Telecommunications Carriers Association (TCA)

The number of Internet-enable Mobile Phone Subscriptions

	Mobile phones
December 31, 2004	**73.55 million**

Source : The Telecommunications Carriers Association (TCA)

The number of mobile phone subscriptions in Japan reached 85.48 million at the end of December 2004. Of this amount, the proportion of Internet-enabled handset accounts was 86.0%. The number of third generation (3G) mobile phone subscriptions at the end of December 2004 totaled 27.62 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥223.2 billion in 2003, and could grow to ¥370.6 billion by 2008. Also, the mobile commerce market in 2003 exceeded ¥777.0 billion, 2.4 times that of previous year.

The market other than paid content is expanding rapidly by the improvement of an infrastructure and the functional diversification of handsets (FeliCa-enabled, Java-enabled camera equipped, IrDA, two dimensional bar code, fingerprint authentication, etc.) and by the shift to carriers' fixed packet charge.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd, Electronic Commerce Promotion Council of Japan, and NTT Data Institute of Management Consulting, Inc.)

(2) International Market

The global number of subscribers to mobile phone services at the end of 2003 is estimated to have been approximately 1.3 billion people, and is forecast to exceed 2.5 billion by 2008. It is assumed that the number of mobile Internet users will grow as well. (Sources: Nomura Securities Co., Ltd.; Mobile Internet Summary 2004-2005 prepared by CYBIRD)

3-2 Consolidated Business Results (Quarter)

(Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. yen)	Earnings per Share (yen)	ROE (Annualized, %)	EBITDA (mil. yen)
3rd Quarter, FY ending March 31, 2005	**2,953**	**156**	**318**	**1,551**	**16.19**	**227**
3rd Quarter, FY ended March 31, 2004	2,649	139	55	290	3.89	234
Change	304	17	262	1,261	12.30 points	(7)

Although KLab Inc. and DMOVE Co., Ltd., are no longer included in the scope of consolidation beginning with the quarter under review, robust growth by the Mobile Content and Marketing Solution businesses supported ¥304 million, or 11.5%, increase in consolidated net sales year on year, to ¥2,953 million. Non-consolidated net sales jumped ¥535 million, or 22.2%, compared with the third quarter in the previous fiscal year, to ¥2,946 million, hitting a quarterly record high.

Consolidated ordinary income amounted to ¥156 million, up ¥17 million, or 12.4% from the same period last

year. On a non-consolidated basis, ordinary income gained ¥58 million, or 38.4%, year on year, rising to ¥208 million. Consolidated ordinary income was low compared with the non-consolidated figure because of the start-up costs associated with the expansion of the call center business of consolidated subsidiary C&T Mobile Support Co., Ltd., which was established in September 2004. Consolidated net income for the third quarter leaped ¥262 million, or 468.6%, year on year, to ¥318 million. Gain on the sale of KLab Inc. shares to usen Corp. during the quarter contributed to this surge in profits.

3-3 Business Results by Operation (Quarter)

(1) Mobile Content Business

	Sales (mil. yen)	% of Consolidated Sales (%)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
3rd Quarter, FY ending March 31, 2005	**2,048**	**69.4%**	**105**	**6**	**1**	**3,533**
3rd Quarter, FY ended March 31, 2004	1,795	67.8%	97	11	0	3,652
Change	253	1.6 points	8	(5)	1	(118)

Net sales of the Mobile Content Business advanced ¥253 million, or 14.1%, from the same period in the prior fiscal year, to ¥2,048 million, a record high for quarterly net sales. Although the overall number of subscribers to mobile content services dropped compared with the same period in the previous fiscal year, partially because of the termination of low margin content services, the number of subscribers to high-brand-power content as represented by "Kazuko Hosoki's Rokusei Fortune-Telling" increased, resulting in a notable rise in the average subscription payment per subscriber. Thanks to the addition of six new content services, including "Hiroyuki Ehara's Spiritual Message," the number of new subscribers also expanded favorably during the quarter.

Change in the Number of Domestic Content Services


97
96
99
100
105
1
0
0
0
0
31
33
34
34
34
40
38
37
38
40
120
100
80
60
40
20
0
Dec.03
Mar.04
Jun.04
Sep.04
Dec.04
DDI POCKET
Vodafone
KDDI
NTT DoCoMo

Sales composition ratio per Wireless Network Operator

	3rd Quarter, FY ending March 31, 2005	3rd Quarter, FY ended March 31, 2004
NTT DoCoMo	**65.9%**	62.8%
KDDI	**17.4%**	17.6%
Vodafone	**16.7%**	19.6%
DDI POCKET	**0.0%**	0.1%

(2) Marketing Solution Business

	Sales (mil. of yen)	% of Consolidated Sales (%)
3rd Quarter, FY ending March 31, 2005	**898**	**30.4%**
3rd Quarter, FY ended March 31, 2004	613	23.2%
Change	285	7.3 points

Marketing Solution net sales for the interim period jumped ¥285 million, or 46.5%, compared with the same period in the previous year, to ¥898 million. Revenues expanded favorably from IP content sales of other companies, such as "Zenrin Mobile Map," popular character sites, and celebrity-related sites. Moreover, in addition to working on commissioned projects to supply business solutions for companies related to the electronic money "Edy," CYBIRD also began developing an "Edy" portal site (Mobile Edy.jp), successfully completing the joint development of the site with bitWallet, Inc., in December 2004. One of the specific strategies of CYBIRD's mid-term business plan is to organize its subscribers into a membership customer base and offer a variety of services to those members. And to use this customer base as an asset in developing commerce and advertising businesses and its marketing solution business for corporate customers, the new electronic money portal site will be an important platform for realizing these strategies.

(3) International Business

	Sales (mil. of yen)	% of Consolidated Sales (%)
3rd Quarter, FY ending March 31, 2005	**6**	**0.2%**
3rd Quarter, FY ended March 31, 2004	17	0.7%
Change	(10)	(0.4) points

Net sales of the International Business for the quarter under review amounted to ¥6 million, an decrease of ¥10 million from the same period in the previous year. Revenues continued to flow in from the transmission of i-mode content services in the various regions of Europe, but commissioned development work in China was reduced.

(4) Technology-Related Business (KLab Inc.)

Since KLab Inc., CYBIRD's technology-related business company, is now an affiliate accounted for by the equity method, technology-related business is no longer included in consolidated net sales beginning with the quarter under review. KLab posted sales of ¥223 million in the third quarter of the previous fiscal year.

3-4 Consolidated Income Statement

(1) Net Sales

Consolidated net sales increased ¥304 million, or 11.5% compared with the same period in the previous year, to ¥2,953 million, supported by favorable sales growth of our Mobile Content and Marketing Solution businesses.

(2) Cost of Sales

Cost of sales for this quarter was ¥1,783 million, rising ¥383 million, or 27.4%, from the same period in the previous year. The cost percentage increased by 7.6 percentage points from the same period in the previous year to 60.4%. The jump in the cost of sales percentage can be attributed to an increase in information fees in the Mobile Content Business due to the brand power of some content providers and due to the use of media advertising. As a result, the gross profit margin for the third quarter on a consolidated basis amounted to ¥1,170 million, down ¥79 million, or 6.4%, year on year, and gross profit margin was 39.6%. However, the gross profit margin showed some recovery compared with the first and second quarter, mainly due to an increase in the number of high-margin commissioned development projects received by the Marketing Solution Business.

(3) Sales, General and Administrative Expenses ("SG&A expenses")

Major SG&A expenses were as follows;

(Unit: Millions of yen, Round down)

Expense Item	**3rd Quarter, FY ending March 31, 2005 (from October 1, 2004 to December 31, 2004)**	3rd Quarter, FY ended March 31, 2004 (from October 1, 2003 to December 31, 2003)	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**268**	338	(69)	(20.5)
Advertisement Expenses	**52**	116	(64)	(55.1)
Research and Development Expenses	**103**	142	(38)	(27.4)
Commission Paid	**427**	323	103	31.9
Others	**163**	182	(19)	(10.5)
Total	**1,014**	1,103	(88)	(8.0)

SG&A expenses for the quarter totaled ¥1,014 million, falling ¥88 million, or 8.0%, from the same period in the previous fiscal year. Although the removal of KLab Inc. from the scope of consolidation reduced SG&A expenses somewhat, initial start-up costs for the expansion of the call center business of C&T Mobile Support Co., Ltd., and an increase in share-related commission fees due to the growth in the number of CYBIRD shareholders pushed up SG&A expenses. Nevertheless, overall costs were down thanks to ongoing planned cost-restraint efforts. The SG&A expenses to net sales ratio, therefore, declined 7.4 percentage points, to 34.3%.

(4) Operating and Ordinary Income

A combination of favorable sales growth and a higher cost of sales ratio being absorbed by the curtailing of SG&A expenses resulted in a ¥9 million, or 6.2%, jump in operating income from the previous interim period, to ¥155 million. Ordinary income advanced ¥17 million, or 12.4% year on year, to ¥156 million. The increase could be mainly attributed to an improvement in the net contribution of non-operating income, such as investment profit on equity method of KLab Inc., and non-operating expenses, such as commission regarding the stock split.

(5) Net Income

Net income for the quarter under review amounted to ¥318 million, rising ¥262 million, or 468.6% year on year. The surge in profitability can be attributed to extraordinary gains booked during the quarter, such as gain

on sale of shares of KLab Inc. and a gain on change in equity in affiliate due to the third party allotment of new shares made by KLab Inc.

3-5 Consolidated Balance Sheet

At the end of December 2004, total assets amounted to ¥10,480 million. Total liabilities were ¥2,262 million, minority interests were ¥190 million and shareholders' equity was ¥8,026 million.

	3rd Quarter, FY ending March 31, 2005	3rd Quarter, FY ended March 31, 2004
Equity ratio (%)	**76.6**	81.7
Equity ratio on a market value basis (%)	**350.6**	250.6
Debt Redemption (years)	**0.0**	0.2
Interest Coverage Ratio (times)	**3,119.4**	301.9

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD's stock on the last day of business in this quarter.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

3) To provide a figure based on annualized cash flows from operating activities, quarterly Debt Redemption figures have been multiplied by four.

3-6 Consolidated Cash Flow Statement

At the end of December 2004, cash and cash equivalents totaled ¥5,530 million, increasing by ¥2,843 million, or 105.8%, from the same period in the previous year, and increasing by ¥404 million, or 7.9%, from the end of this interim period. Conditions/contributing factors in each cash flow segment for this quarter under review are as follows.

(Cash flow from operating activities)

Cash flow from operating activities increased by ¥97 million (a increase of ¥262 million during the same period in the previous year) for an increase in accounts receivables due to sales expansion and less income tax paid, comprised of ¥156 million of ordinary income.

(Cash flow from investing activities)

Cash flow from investing activities increased by ¥307 million (a decrease of ¥279 million during the same period in the previous year) principally due to the gain on sale of shares of KLab Inc, an affiliate company.

(Cash flow from financing activities)

Cash flow from financing activities increased by ¥9 million (an increase of ¥977 million during the same period in the previous year) as a result of income from payments made on exercise of stock options.

3-7 Earnings Forcasts

As a result of the sale of shares of KLab Inc. during the interim period and this quarter to usen Corp., a gain on sale of shares in affiliate totaling approximately ¥1.8 billion will be record in the current fiscal year. Consequently, the earning forecasts announced on May 25, 2004 for the consolidated and non-consolidated fiscal years ending March 2005 have been revised as shown below (The fiscal year earning forecast revisions were announced on November 17, 2004).

Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2005	12,500	700	1,250

Non-Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2005	10,500	500	1,200

The above-mentioned earnings forecasts for FY ending March 2005 are premised on information available on the announcement date, and on the assumption regarding the future results of operation, which contain risk and uncertain factors. Actual results may be affected by various factors and differ from the above-mentioned earnings forecasts.

4. Consolidated Financial Statements

4-1 Consolidated Balance Sheet (Quater)

(Unit: Thousands of yen, Round down)

	December 31, 2004		December 31, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current assets:						
Cash and cash equivalents	5,530,462		2,696,897			
Accounts receivable	2,805,268		2,529,604			
Inventories	30,970		49,184			
Others	303,541		413,265			
Allowance for doubtful accounts	(32,276)		(31,537)			
Total current assets	8,637,967	82.4	5,657,415	73.0	2,980,551	52.7
Property and equipment:						
Tangible fixed assets:	224,223	2.1	271,904	3.5	(47,681)	(17.5)
Intangible fixed assets:						
Software	434,593		547,616			
Others	23,221		68,173			
Total intangible assets	457,815	4.4	615,790	8.0	(157,974)	(25.7)
Investments and other assets:						
Investment securities	448,595		452,166			
Deposit with landlord	349,127		518,472			
Others	362,333		231,949			
Total investments and other assets	1,160,056	11.1	1,202,588	15.5	(42,532)	(3.5)
Total property and equipment	1,842,095	17.6	2,090,283	27.0	(248,188)	(11.9)
Total	10,480,062	100.0	7,747,698	100.0	2,732,363	35.3

(Unit: Thousands of yen, Round down)

	December 31, 2004		December 31, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	1,062,736		518,577			
Short-term debt	2,496		172,996			
Accrued expenses	274,631		467,501			
Accrued income taxes	798,930		21,101			
Bonus payment reserve	66,902		92,585			
Others	54,872		62,923			
Total current liabilities	2,260,569	21.6	1,335,685	17.2	924,883	69.2
Long-term liabilities:						
Total long-term debt	2,304	0.0	4,800	0.1	(2,496)	(52.0)
Total liabilities	2,262,873	21.6	1,340,485	17.3	922,387	68.8
Minority interests:						
Minority interests	190,477	1.8	75,543	1.0	114,934	152.1
Shareholders' Equity:						
I Common stock	3,235,633	30.9	3,151,440	40.7	84,193	2.7
II Additional paid-in capital	3,292,328	31.4	3,208,136	41.4	84,192	2.6
III Retained earnings	1,498,748	14.3	(26,579)	(0.4)	1,525,327	-
IV Unrealized gain in available-for-sale securities	-	-	(552)	(0.0)	552	-
V Foreign currency transaction adjustment	-	-	(775)	(0.0)	775	-
Total shareholders' equity	8,026,710	76.6	6,331,669	81.7	1,695,041	26.8
Total	10,480,062	100.0	7,747,698	100.0	2,732,363	35.3

4-2 Consolidated Income Statement (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ending March 31, 2005 (from October 1, 2004 to December 31, 2004)		3rd Quarter, FY ended March 31, 2004 (from October 1, 2003 to December 31, 2003)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	2,953,689	100.0	2,649,311	100.0	304,377	11.5
Cost of sales	1,783,242	60.4	1,399,519	52.8	383,723	27.4
Gross Profit	1,170,447	39.6	1,249,792	47.2	(79,345)	(6.4)
Selling, general and administrative expenses	1,014,815	34.3	1,103,199	41.7	(88,383)	(8.0)
Operating Income	155,631	5.3	146,592	5.5	9,038	6.2
Non-operating income	8,891	0.3	2,149	0.1	6,742	313.7
Non-operating expenses	8,159	0.3	9,584	0.3	(1,425)	(14.9)
Ordinary Income	156,363	5.3	139,157	5.3	17,205	12.4
Extraordinary profit	335,363	11.3	-	-	335,363	-
Extraordinary loss	238	0.0	-	-	238	-
Income Before Income (loss) Taxes and Minority Interests	491,488	16.6	139,157	5.3	352,330	253.2
Income taxes	197,135	6.6	90,046	3.4	107,088	118.9
Prior year adjustments of income taxes	-	-	2,105	0.1	(2,105)	-
Loss on minority interests	23,840	0.8	8,955	0.3	14,884	166.2
Net Income (Loss)	318,193	10.8	55,961	2.1	262,231	468.6

Sales by Operations

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ending March 31, 2005 (from October 1, 2004 to December 31, 2004)		3rd Quarter, FY ended March 31, 2004 (from October 1, 2003 to December 31, 2003)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Content Business	2,048,406	69.4	1,795,017	67.8	253,389	14.1
Marketing Solution Business	898,297	30.4	613,289	23.2	285,007	46.5
International Business	6,985	0.2	17,250	0.7	(10,265)	(59.5)
Technology-Related Business	-	-	223,753	8.5	(223,753)	-
Total	2,953,689	100.0	2,649,311	100.0	304,377	11.5

Note) 1. Consumption tax is not included in the sum mentioned above.
2. "Technology-Related Business" is mainly business of our affiliate KLab Inc.

4-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ending March 31, 2005 (from October 1, 2004 to December 31, 2004)	3rd Quarter, FY ended March 31, 2004 (from October 1, 2003 to December 31, 2003)
	thousands of yen	thousands of yen
Additional paid-in capital:		
I Balance at the beginning of period	3,287,405	2,652,116
II Increase in additional paid-in capital		
1. Increase due to share issuance	4,923	556,019
III Balance at the end of period	3,292,328	3,208,136
Retained earnings:		
I Balance at the beginning of period	1,180,554	(82,541)
II Increase in retained earnings		
1. Net income for the quarter	318,193	55,961
III Balance at the end of period	1,498,748	(26,579)

4-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ending March 31, 2005 (from October 1, 2004 to December 31, 2004)	3rd Quarter, FY ended March 31, 2004 (from October 1, 2003 to December 31, 2003)
	thousands of yen	thousands of yen
Operating activities:		
Income before income taxes and minority interest	491,488	139,157
Depreciation and amortization	71,632	87,931
Write-down of consolidation adjustment account	-	3,562
Increase (decrease) in allowance for doubtful accounts	1,021	1,753
Increase (decrease) in bonus payment reserve	(8,847)	(11,901)
Interests and dividend earned	(404)	(1,572)
Interest expenses	31	993
Proceeds from investment securities	(268,102)	-
Equity in net earnings (losses) of affiliates	(3,447)	-
(Increase) decrease in accounts receivable	(176,528)	(156,731)
(Increase) decrease in inventories	(24,436)	(17,208)
Increase (decrease) in accounts payable	56,184	79,895
Increase (decrease) in accrued expenses	33,208	84,484
Others	(34,679)	72,600
Total	137,120	282,965
Interests and dividends received	1	503
Interest paid	(31)	(868)
Income tax paid	(39,677)	(20,455)
Cash flow from operating activities	97,413	262,144
Investing activities:		
Expenditure for purchase of stocks of affiliates	(3,000)	-
Proceeds from sales of shares of affiliates	290,500	-
Expenditures for property and equipment	(2,700)	(209,905)
Expenditures for intangible fixed assets	(47,166)	(195,134)
Expenditures for short-term lending	-	(70,000)
Expenditures for deposits with landlord	(134)	-
Proceeds from deposits with landlord	69,000	210,439
Others	778	(14,457)
Cash flow from investing activities	307,277	(279,058)
Financing activities:		
Proceeds from short-term debt	-	18,000
Repayment of short-term debt	-	(146,000)
Repayment of long-term debt	(624)	-
Proceeds from issuance of new shares	9,846	1,105,976
Dividends payment	(67)	-
Others	-	(624)
Cash flow from financing activities	9,155	977,352
Foreign currency translation adjustment	(60)	323
Net increase (decrease) in cash and cash equivalents	413,786	960,760
Cash and cash equivalents at the beginning of period	5,125,540	1,726,137
Decrease in cash and cash equivalents due to removal of subsidiaries from scope of consolidation	(8,863)	-
Cash and cash equivalents at the end of period	5,530,462	2,686,897

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Companies: 2 Names of Consolidated Companies: C&T Mobile Support Co., Ltd. GiGAFLOPS Japan Inc. K Laboratory Co., Ltd., which was included in the scope of consolidated in the previous fiscal year, changed its name to KLab Inc. effective November 1, 2004. Because of the sale of shares of KLab on September 28, 2004, the company has been removed from the scope of consolidation commencing with the interim period, and accounted for as an affiliate using the equity method. However, KLab's statements of income, shareholders' equity, and cash flow have been consolidated for the period from April 1, 2004 to September 30, 2004 (deemed date of sale). DMOVE Co., Ltd., was also removed from the scope of consolidation starting with the third quarter under review. Since CYBIRD's ownership ratio declined as a result of the issue of new shares by DMOVE on December 24, 2004, CYBIRD began accounting for the company as an affiliate using the equity method. Established during the interim period, C&T Mobile Support Co., Ltd., has been newly included in the scope of consolidation. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method. (2) Number of Companies Accounted for by the Equity Method: 2 KLab Inc. (K Laboratory Co., Ltd. changed its name to KLab Inc. effective November 1, 2004) DEMOVE Co., Ltd. Since the liquidation of Cybird Korea Co., Ltd. was completed during the interim period, the company is no longer being accounted for by the equity method as of the interim period. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method. (4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method. Not applicable
3. Account date of Consolidated Subsidiaries	Accounting periods for consolidated subsidiaries are consistent with those of CYBIRD.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this quarter, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: Stated at cost determined by the moving-average method b. Inventories - Merchandise

	Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use) Valued at the straight-line method, based on a useful life of 3 years.
(3) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast.
(4) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss.
(5) Leases	All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
(6) Method of Hedge Accounting	a. Method of Hedge Accounting We have entered into special treatment for interest rate swaps. b. Hedge Method and Hedge Target Hedge Method: Interest rate swap Hedge Target: Debt c. Hedge Policy We designated the interest rate hedge agreement as hedges for the underlying debt in order to reduce the interest rate risk. d. Method to Measure Hedge Effectiveness We have omitted the measurement of its effectiveness because the interest rate swap is a special treatment.
(7) Others	Method of accounting for consumption taxes Exclusion method is employed.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	For this quarter, cash (cash and cash equivalents) in the Consolidated Cash Flow Statements consist of cash on hand and bank demand deposits.

5. Stock Information

5-1 Authorized Shares

270,000 shares (as of December 31, 2004)

5-2 Number of Shares Issued and Outstanding

205,239 shares (as of December 31, 2004)

5-3 Fully Diluted Shares

217,473 shares* (as of December 31, 2004)

*Including 12,234 potential shares from unexercised stock options

5-4 Number of Shareholders

9,972 (as of September 30, 2004)

5-5 Principal Shareholders (as of September 30, 2004)

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	Shares	% of Voting Rights	Shares	% of Voting Rights
Kazutomo Robert Hori	9,118	13.33	–	–
Yosuke Iwai	3,616	5.29	–	–
Omron Corporation	3,600	5.26	–	–
Omron Finance Co., Ltd.	3,560	5.20	–	–
Japan Trustee Services Bank, Ltd. (Trust Account)	2,723	3.98	–	–
Raumuzu Co., Ltd.	2,510	3.67	–	–
Nippon Television Corporation Network	2,500	3.65	–	–
IMAGICA Corp.	2,350	3.43	–	–
Japan Securities Finance Co., Ltd.	1,798	2.63	–	–
Tomoo Tateishi	1,428	2.08	–	–

5-6 Distribution of Shareholders (as of September 30, 2004)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	7	3	117	22	9,823	9,972
Shares Owned (Shares)	0	7,812	53	17,686	2,514	40,298	68,363
Percentage of Shares (%)	0.00	11.43	0.08	25.87	3.68	58.95	100.00

5-7 Specified Minority Shareholders' Interest (as of September 30, 2004)

33,885 shares (49.57%) *Total of 10 major shareholders' and remaining directors' interest

5-8 Floating Shares (as of September 30, 2004)

23,889 shares (34.94%) *Interest of shareholders holding less than 50 shares

5-9 Shares owned by Investment Trusts (as of September 30, 2004)

5,643 shares (8.25%)

5-10 Shares owned by Pension Funds (as of September 30, 2004)

158 shares (0.23%)

5-11 Shares owned by Directors (as of September 30, 2004)

13,416 shares (19.63%)

5-12 Shares Issued and Paid-in Capital (as of December 31, 2004)

Date	Number of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid-in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
March 31, 2002	18	30,698	3,000	2,408,500	3,000	2,465,200	Exercise of Stock Option No. 1 Issue Price ¥333,334, Capitalization ¥166,667 Excess over Par ¥166,667
June 30, 2002 (Apr. 1 – Jun. 30)	881	31,579	146,833	2,555,333	146,833	2,612,033	Exercise of Stock Option No. 1 Issue Price ¥333,334, Capitalization ¥166,667 Excess over Par ¥166,667
September 30, 2002 (Jul. 1 - Sep. 30)	61	31,640	10,166	2,565,500	10,166	2,622,200	Exercise of Stock Option No. 1, No. 2 Issue Price ¥333,334, Capitalization ¥166,667 Excess over Par ¥166,667
November 15, 2002	31,640	63,280	-	2,565,500	-	2,622,200	Stock split (1:2)
December 31, 2002 (Oct. 1 - Dec. 31)	164	63,444	13,666	2,579,167	13,666	2,635,866	Exercise of Stock Option No. 1, No. 2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
March 31, 2003 (Jan. 1 - Mar. 31)	75	63,519	6,250	2,585,417	6,250	2,642,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
June 30, 2003 (Apr.1-Jun. 30)	108	63,627	9,000	2,594,417	8,999	2,651,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
September 30, 2003 (Jul.1-Sep.30)	12	63,639	1,000	2,595,417	999	2,652,116	Exercise of Stock Option No.1 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
December 18, 2003	3,600	67,239	518,468	3,113,885	518,464	3,170,580	Third Party Allocation of Shares approved on December 1, 2003 by Board of Directors Issue Price ¥288,037, Capitalization ¥144,019 Excess over Par ¥144,018
December 31, 2003 (Oct.1-Dec.31)	397	67,636	37,554	3,151,440	37,554	3,208,136	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
March 31, 2004 (Jan.1-Mar.31)	56	67,692	4,987	3,156,427	4,987	3,213,123	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
June 30, 2004 (Apr.1-Jun.30)	140	67,832	14,231	3,170,659	14,231	3,227,354	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
September 30, 2004 (Jul.1-Sep.30) (Note 1)	531	68,363	60,051	3,230,710	-2,363,965 (Note 1)	863,389	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479 Exercise of Stock Option No.4 Issue Price ¥274,715, Capitalization ¥137,358 Excess over Par ¥137,357
November 19, 2004	136,726	205,089	-	3,230,710	-	863,389	Stock split (1:3)
December 31, 2004 (Oct. 1-Dec. 31)	150	205,239	4,923	3,235,633	4,923	868,312	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786

(Note 1) Reduction in the Additional Paid-in Capital during the quarter is attributable to transfer of capital reserve to Other Additional Paid-in Capital implemented based on the resolution for reduction in capital reserve, adopted at the annual meeting of shareholders on June 29, 2004. Amount transferred to Other Additional Paid-in Capital: 2,424,016 thousand yen

5-13 Stock Option (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000)

* Grantees and Granted Shares		
5 Directors	193 Shares	
37 Employees	47 Shares	
Total	240 Shares	(Note 1)
* Exercise Price	¥2,000,000	(Note 2)
* Exercise Period	From March 1, 2002 to February 28, 2005	

(2) Stock Option No.2 (Approved on May 31, 2000)

* Grantees and Granted Shares		
49 Employees	126 Shares	
Total	126 Shares	(Note 3)
* Exercise Price	¥666,667	(Note 4)
* Exercise Period	From September 1, 2002 to August 31, 2005	

(3) Stock Option No.3 (Approved on June 28, 2001)

* Grantees and Granted Shares		
8 Directors	600 Shares	
46 Employees	200 Shares	
Total	800 Shares	(Note 5)
* Exercise Price	¥452,566	
* Exercise Period	From September 1, 2003 to August 31, 2008	

(4) Stock Option No.4 (Approved on June 27, 2002)

* Grantees and Granted Shares		
7 Directors	560 Shares	
12 Employees	240 Shares	
Total	800 Shares	(Note 6)
* Exercise Price	¥276,334	(Note 7)
* Exercise Period	From September 1, 2004 to August 31, 2008	

(5) Stock Option No.5 (Approved on June 27, 2003)

* Grantees and Granted Shares		
5 Directors	1,490 Shares	
7 Employees	110 Shares	
Total	1,600 Shares	(Note 8)
* Exercise Price	¥550,723	(Note 9)
* Exercise Period	From September 1, 2005 to August 31, 2009	

(6) Stock Option No.6 (Approved on June 29, 2004)

* Grantees and Granted Shares		
6 Directors	3,069 Shares	
34 Employees	1,731 Shares	
Total	4,800 Shares	
* Exercise Price	¥172,000	
* Exercise Period	From September 1, 2006 to August 31, 2010	

(Note 1) The number of potential but non-issued shares, as of December 31, 2004, was adjusted to 741 shares, due to stock splits implemented on June 20, 2000, August 24, 2001, November 15, 2002 and November 19, 2004, the exercise of stock options and the retirement of employees.

(Note 2) The exercise price was adjusted to ¥55,556 as a result of the stock splits implemented June 20, 2000, August 24, 2001, November 15, 2002 and November 19, 2004.

(Note 3) The number of potential but non-issued shares, as of December 31, 2004, was adjusted to 105 shares due to stock splits implemented on August 24, 2001, November 15, 2002 and November 19, 2004, exercising stock option and the retirement of employees.

(Note 4) The exercise price was adjusted to ¥55,556, as a result of the stock splits implemented on August 24, 2001, November 15, 2002 and November 19, 2004.

(Note 5) Due to exercising of stock options and the retirement of employees there are no longer any non-issued shares as of December 31, 2004.

(Note 6) The number of potential but non-issued shares, as of December 31, 2004, was adjusted to 1,818 shares due to the exercise of stock options on November 19, 2004 and the retirement of employees.
(Note 7) The exercise price was adjusted to ¥91,572, as a result of a third party allocation of shares approved on December 1, 2003 and a stock split implemented on November 19, 2004.
(Note 8) The number of potential but non-issued shares, as of December 31, 2004, was adjusted to 4,770 shares due to the exercise of stock options on November 19, 2004 and the retirement of employees.
(Note 9) The exercise price was adjusted to ¥183,575 as a result of the stock split on November 19, 2004.

5-14 Common Stock held in treasury

N/A

5-15 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

6. Others

6-1 Significant Subsequent Events after the End of the Interim Period

N/A

6-2 Employees

(as of December 31, 2004)

	Mobile Contents	Marketing Solution	Technology Department (*1)	EC (e-commerce) (*2)	International Business	Strategic Technology Planning	Media Develop	Administrative Division (*3)	CYBIRD Total (*4)	C&T Mobile Support
Number of Employees (persons)	86	14	49	—	6	4	23	31	213	60
Change from Previous year (persons)*	-13	-30	+49	-6	—	-1	-1	+1	-1	60
Average Age	—	—	—	—	—	—	—	—	32.1	30.9
Average Length of Service (year)	—	—	—	—	—	—	—	—	2.0	—

(*1) Effective October 1, 2004, the technology development sections of each department were integrated into the new Technology department.

(*2) Effective November 1, 2004, the EC (e-commerce) Business was integrated into the Marketing Solution Business.

(*3) The Administrative Division includes Human Resources, Legal & Corporate Affairs, Office of CEO, Finance, Corporate Planning, Public and Investor Relations, Information System Service and Internal Auditing departments.

(*4) One employee of CYBIRD appointed as a director of C&T Mobile Support and 8 employees seconded from CYBIRD to C&T Mobile Support are not included in the number of CYBIRD employees. Furthermore, one employee appointed as a director of another Group company and one employee seconded to a company outside the Group are not included in the number of CYBIRD employees.

(*5) The number of employees of KLab Inc. is no longer listed because of being removed from the scope of consolidation.

6-3 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

6-4 Primary Lender (as of December 31, 2004)

(1) CYBIRD Co., Ltd.

N/A

(2) GiGAFLOPS Japan Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd.	4,800
Total	4,800

6-5 Board of Directors and Auditors

(as of December 31, 2004)

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	Senior Vice President (part time) of KLab Inc.
Executive Vice President	Tomosada Yoshikawa	In charge of Disclosure
Executive Vice President	Yosuke Iwai	Senior Vice President (part time) of GiGAFLOPS Japan Inc.
Executive Vice President	Kenichiro Nakajima	Senior Vice President (part time) of C&T Mobile Support Co., Ltd.
Senior Vice President	Shin-ichiro Yamashita	Senior Vice President (part time) of GiGAFLOPS Japan Inc.
Senior Vice President	Tetsuya Sanada	President & CEO of KLab Inc.
Senior Vice President	Fumio Nagase	President and CEO of IMAGICA Corp.
Senior Vice President	Tatsuya Kato	Globis Group Managing Director
Corporate Auditor (Full Time)	Jun Utsumi	Corporate auditor (part time) of GiGAFLOPS Japan Inc. ,Corporate auditor (part time) of C&T Mobile Support Co., Ltd.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Tomomi Yatsu	New Tokyo International (law firm)

(Note 1) Fumio Nagase and Tatsuya Kato meet the requirement of being outside directors as stipulated in Article 188, Clause

2, Item 7-2 of the Commercial Code.

(Note 2) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Tomomi Yatsu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

6-6 Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode® Information Service Provider Contract" CYBIRD provides information to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
Vodafone K.K.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to Vodafone.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in Vodafone group) CYBIRD transfers the subscription fee from content subscribers to Vodafone.	January 20, 2000
KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
E-Plus Service Gmbh & Co. KG (Germany)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for E-Plus Service Gmbh & Co. KG	January 18, 2002
KPN Mobile The Netherlands B.V. (Netherlands)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for KPN Mobile The Netherlands B.V.	February 14, 2002
	"Mobile Portal Billing Services Agreement" KPN Mobile The Netherlands B.V. collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 14, 2002
BASE N.V./S.A. (Belgium)	"i-mode Corporation Agreement" Agreement on CYBIRD's content services for BASE N.V./S.A.	August 14, 2002
Bouygues Telecom (France)	"i-mode Site(s) Listing Contract" Agreement on CYBIRD's content services for Bouygues Telecom	November 14, 2002

(2) Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002
transcosmos inc.	"Agreement to Establish Joint Venture" Agreement with transcosmos inc. regarding the establishment and operation of C&T Mobile Support Co., Ltd., which both parties will invest in.	August 16, 2004

7. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

7-1 Risks Related to Content Business

(1) Dependence on Specific Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Vodafone live! of Vodafone Co., Ltd. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	3rd Quarter, FY ended March 2004	4th Quarter, FY ended March 2004	1st Quarter, FY ending March 2005	2nd Quarter, FY ending March 2005	**3rd Quarter, FY ending March 2005**
NTT DoCoMo	42.6%	39.7%	42.8%	39.6%	**45.7%**
KDDI	11.9%	10.9%	12.1%	10.8%	**12.0%**
Vodafone	13.3%	12.0%	11.8%	10.7%	**11.6%**
Others	32.3%	37.4%	33.3%	38.9%	**30.7%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

7-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business

We may not achieve expected result from these businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others. If we fail to overcome any of the foregoing risks, our investment may not produce returns for us. Furthermore, the up front cost may have an adverse effect on our financial condition, even if the investment is expected to generate certain profit in the future.

(3) Technology-Related Business

Our affiliate company, KLab Inc., focuses on research and development, and invests priority to the licensing of next generation software platforms that are customized for mobile phones. As the business is still in the investment phase, there is a possibility that we will not be able to recoup our investment due to misjudgment in

our trend forecasts and this may have a negative effect on our business.

(4) Risks Related to New Business Start Ups

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. The "OnePush" business being developed by our Media Strategy Business since April 2003 and "FeliCa" related business started to develop in our Marketing Solution Business from this Interim period are exposed to such inherent risk and it is possible that we will not be able to recoup our investment.

7-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

7-4 Risks Related to Investments

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved. There remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of December 31, 2004)

Company	Location	Industry	Amount Invested (mil. of yen)	Amount Financed (mil. of yen)	CYBIRD's Stake	
					Shares	%
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	Information Technology	80	–	1,150	100.00
C&T Mobile Support Co., Ltd.	Kunigami-gun, Okinawa	Customer Support	229	–	4,590	51.00
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	29	–	585	48.75
KLab Inc.	Minato-ku, Tokyo	Information Technology	71	–	1,420	18.56
AucSale, Inc.	Chuo-ku, Tokyo	Information Services	50	53	12,500	19.89

7-5 Risks Related to Subsidiaries and Affiliate

C&T Mobile Support Co., Ltd., DMOVE Co., Ltd. and KLab Inc. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

7-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution

In our Marketing Solution business, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

Envisioned Competitors List

Business Field	Company
Mobile Content Business	Index Corporation, XING INC., MTI Ltd., San-ai GIGA Networks Company, KONAMI CORPORATION, G-mode Co., Ltd., GignoSystem. Japan, Inc., SEGA CORPORATION, Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION
Marketing Solution Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc.
Technology-Related Business	TOSE CO., LTD., Connect Technologies Corporation

7-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

7-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continuous services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

7-9 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

7-10 Risks Related to Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, president and CEO, and other senior management staff play the prominent roles in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

7-11 Risk Related to Intellectual Property

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

7-12 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

7-13 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

8. Non-consolidated Financial Statements

8-1 Non-consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	December 31, 2004		December 31, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current assets:						
Cash and cash equivalents	5,119,768		2,571,586			
Bill receivable	4,420		1,443			
Accounts receivable	2,796,167		2,295,014			
Inventories	30,970		17,223			
Others	304,385		413,861			
Allowance for doubtful accounts	(32,261)		(31,430)			
Total current assets	8,223,450	80.3	5,267,699	69.2	2,955,751	56.1
Property and equipment:						
Tangible fixed assets:	215,331	2.1	250,313	3.3	(34,981)	(14.0)
Intangible fixed assets:						
Software	448,149		459,523			
Software in progress	21,048		42,634			
Others	1,167		1,156			
Total intangible assets	470,365	4.6	503,314	6.6	(32,948)	(6.5)
Investments and other assets:						
Investment securities	627,377		846,363			
Deposit with landlord	348,693		511,875			
Others	358,270		230,851			
Total investments and other assets	1,334,342	13.0	1,589,089	20.9	(254,747)	(16.0)
Total property and equipment	2,020,039	19.7	2,342,717	30.8	(322,677)	(13.8)
Total	10,243,490	100.0	7,610,416	100.0	2,633,073	34.6

(Unit: Thousands of yen, Round down)

	December 31, 2004		December 31, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	1,086,871		584,391			
Accrued expenses	244,656		423,053			
Accrued income taxes	798,302		2,386			
Bonus payment reserve	65,027		74,826			
Others	54,336		42,957			
Total current liabilities	2,249,194	22.0	1,127,615	14.8	1,121,579	99.5
Total liabilities	2,249,194	22.0	1,127,615	14.8	1,121,579	99.5
Shareholders' Equity:						
I Common stock	3,235,633	31.6	3,151,440	41.4	84,193	2.7
II Additional paid-in capital						
Additional paid-in capital	868,312		3,208,136			
Others	2,424,016		-			
Total additional paid-in capital	3,292,328	32.1	3,208,136	42.2	84,192	2.6
III Retained earnings						
Unappropriated retained earnings for the period	1,466,333		123,776			
Total retained earnings	1,466,333	14.3	123,776	1.6	1,342,556	-
IV Unrealized gain in available-for-sale securities	-	-	(552)	(0.0)	552	-
Total shareholders' equity	7,994,295	78.0	6,482,801	85.2	1,511,494	23.3
Total	10,243,490	100.0	7,610,416	100.0	2,633,073	34.6

8-2 Non-consolidated Income Statement (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ending March 31, 2005 (from October 1, 2004 to December 31, 2004)		3rd Quarter, FY ended March 31, 2004 (from October 1, 2003 to December 31, 2003)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	2,946,349	100.0	2,410,597	100.0	535,752	22.2
Cost of sales	1,777,394	60.3	1,298,061	53.8	479,332	36.9
Gross Profit	1,168,955	39.7	1,112,535	46.2	56,419	5.1
Selling, general and administrative expenses	954,843	32.4	957,098	39.8	(2,255)	(0.2)
Operating Income	214,111	7.3	155,437	6.4	58,674	37.7
Non-operating income	2,891	0.1	2,125	0.1	766	36.1
Non-operating expenses	8,127	0.3	6,691	0.2	1,436	21.5
Ordinary Income	208,875	7.1	150,871	6.3	58,004	38.4
Extraordinary profit	273,574	9.3	-	-	273,574	-
Extraordinary loss	238	0.0	-	-	238	-
Income Before Income (loss) Taxes and Minority Interests	482,211	16.4	150,871	6.3	331,340	219.6
Income taxes	200,799	6.8	67,732	2.8	133,067	196.5
Prior year adjustments of income taxes	-	-	2,105	0.1	(2,105)	-
Net Income (Loss)	281,412	9.6	81,033	3.4	200,378	247.3

Sales by Operations

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ending March 31, 2005 (from October 1, 2004 to December 31, 2004)		3rd Quarter, FY ended March 31, 2004 (from October 1, 2003 to December 31, 2003)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Content Business	2,048,406	69.5	1,795,017	74.5	253,389	14.1
Marketing Solution Business	890,957	30.3	598,329	24.8	292,628	48.9
International Business	6,985	0.2	17,250	0.7	(10,265)	(59.5)
Total	2,946,349	100.0	2,410,597	100.0	535,752	22.2

Note) 1. Consumption tax is not included in the sum mentioned above.

■ **Contact Information**

CYBIRD Co., Ltd. IR group

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL:+81-3-5785-6110 FAX:+81-3-5785-9321

HP: www.cybird.co.jp/english/investor/index.html

E-mail: ircontact@cybird.co.jp

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Along with the revision in Article 30 of the Securities and Exchange Law, effective February 1, 2004, the company will not delay company information to be announced over disclosure information system, hereinafter referred to as "TDnet," by 12 hours. However, on occasions where TDnet is down or the announcement is one that cannot be made over TDnet, those who have examined the documents to be announced or otherwise come into possession of material information before 12 hours have passed could still be designated primary information receivers under insider trading regulations. We would remind such persons to be aware that until the time of the public announcement, trading in shares, etc. of the Company by primary information receivers is forbidden.

CYBIRD IP Content Services List

as of December 31, 2004

Operator: i-mode

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	1					¥105/¥315	06/01/00	
	TFM Chakushin Melody	1					¥105/¥315	12/03/01	
	Keigoe Tsukuro♪						¥210	05/07/02	
	SOUL TRAIN	1					¥315	10/06/03	
	CoolSound Real					1	¥105/¥210/¥315	02/16/04	
		3	0	0	0	1			5
Wallpaper / Screensaver	Cool Screen	1					¥105	02/01/00	
	Prinet						¥315	05/01/00	
	Chaku Kyara!	1					¥105	08/01/00	
	Machiuke Tsukuro♪	1					¥210	10/02/00	
	ART☆Graphix α	1					¥210	01/26/01	
	Digital Tokoro-san	1					¥315	08/05/02	
	Chekira·Thomas etc.	1					¥210	12/02/02	
	STAR WARS MOBILE	1	1		1		¥315	12/02/02	
	Sa-para	1					¥315	12/16/02	
	Inuyasha	1					¥315	03/17/03	
	DETECTIVE CONAN						¥210/¥0	04/21/03	
	Ke-tai Hamtaro.com						¥315	11/04/03	
		9	1	0	1	0			12
Game	Robo☆Robo	1					¥315	05/01/00	
	Kensho Puzzler	1					¥315	11/06/00	
	@Baka Games!	1					¥315/¥0	03/04/02	
	Cybird Style						¥0	06/17/02	
	Game no Dendoo	1					¥315	11/05/02	
		4	0	0	0	0			5
Fortune-telling	Kagami Ryuji Renseijutsu	1					¥210	12/01/99	
	Anata no Nedan?						¥105	08/01/00	
	Hosoki Kazuko						¥315	10/06/03	
	Ehara Hiroyuki Spiritual Message		1				**¥315**	**12/20/04**	
		1	1	0	0	0			4
Information	Namiaru?	1	1				¥315	02/22/99	
	Tsuri-King						¥315	05/01/00	
	Wine-Wine						¥315	06/01/00	
	TV Panic Game Store						¥0	02/01/00	
	TOYS"R"US						¥0	09/01/03	
	CINEMA IMAGICA		1				¥315	10/07/02	
	Stardust WEB	1					¥315	02/01/00	
	Popteen-net	1					¥199	07/03/00	
	Shimizu Chinami and OL iinkai						¥210	12/02/00	
	Mobile Takarazuka	1					¥315	01/22/01	
	Inu-Neko no Kimochi						¥210	01/04/00	
	IT media	1					¥315	12/02/02	
	T-SHIRTS To Go						¥0	**09/06/04**	
	BABIES"R"US						¥0	**11/01/04**	
		5	2	0	0	0			14
Sub Total		22	4	0	1	1			
									40

Operator: EZweb

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	*CoolSound*						¥315	11/01/00	
	TFM Chakushin Melody						¥105/¥32 ¥315/¥26	10/23/01	
	CoolSound Real					1	¥11/¥32/¥53/¥74/¥105/¥210/¥315	11/20/03	
	SOUL TRAIN						¥315	**06/03/04**	
		0	0	0	0	1			4
Wallpaper / Screensaver	@Chaku Kyara Club						¥100/¥200	02/01/00	
	Prinet						¥315	09/20/00	
	@Chaku Kyara Benri Tokei	1					¥200	07/12/01	
	Chekira·Thomas etc.						¥210	03/03/03	
	Inuyasha						¥315	03/19/03	
	STAR WARS MOBILE	1	1		1		¥315	04/03/03	
	DETECTIVE CONAN						¥210	07/03/03	
	Ke-tai Hamtaro.com						¥315	11/20/03	
		2	1	0	1	0			8
Game	Mini-game ☆ Tengoku!	1					¥315	08/16/01	
	Idol to Koisiyo♪		1				¥315	10/11/01	
	Kensho Puzzler	1					¥315	12/13/01	
	Robo☆Robo	1					¥315	12/19/02	
	Cybird Style						¥0	10/23/02	
		3	1	0	0	0			5
Fortune-telling	Anata no Nedan? DX						¥210/¥52	07/05/01	
	Super Tarot Uranai	1					¥210	07/10/01	
	Super Kyosho Uranai	1		1			¥210	12/12/01	
	Hosoki Kazuko						¥315	12/04/03	
		2	0	1	0	0			4
Information	Tsuri-King						¥315	09/13/00	
	TV Panic Game Store						¥0	10/03/00	
	CINEMA IMAGICA		1				¥315	12/04/01	
	@AJA						¥315	02/01/00	
	@AJA Mypage						¥210	11/15/00	
	@AJA Toukou Paradise						¥157	12/14/00	
	IT media						¥315	01/16/03	
	Namiaru?		1				¥315	03/19/03	
	Mobile Takarazuka						¥315	08/07/03	
	Inu-Neko no Kimochi (name change)						¥210	01/15/04	
	T-SHIRTS To Go						¥0	01/15/04	
	Saisuta Shop						¥0	03/18/04	
	STARDUST WEB		1				¥315	**12/02/04**	
		0	3	0	0	0			13
Sub Total		7	5	1	1	1			
									34

Operator: Vodafone

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound						¥105/¥315	12/04/00	
	TFM Chakushin Melody						¥105/¥32 ¥315/¥26	09/03/01	
	Keigoe Tsukuro♪						¥210	12/03/01	
	SOUL TRAIN						¥315	**05/12/04**	
	CoolSound Real					1	¥105	**06/16/04**	
		0	0	0	0	1			5
Wallpaper / Screensaver	Chaku Kyara!						¥105 ¥210	12/10/99	
	Prinet						¥315	08/01/00	
	Digital Tokoro-san 3D town	1					¥210	01/15/02	
	Chekira·Thomas etc.	1					¥210	12/02/02	
	STAR WARS MOBILE	1	1		1		¥315	12/02/02	
	3D Machiuke Johokyoku	1					¥210	12/01/02	
	Inuyasha	1					¥315	03/03/03	
	DETECTIVE CONAN						¥210	05/14/03	
	Ke-tai Hamtaro.com						¥315	11/04/03	
		5	1	0	1	0			9
Game	R-TYPE	1					¥525	12/15/04	
		1	0	0	0	0			1
Fortune-telling	Super Tarot Uranai						¥210	12/10/99	
	Nandemo Shindan						¥315	12/10/99	
	Mademoiselle Ai, Ai no Hoshiuranai						¥210	09/01/00	
	Hosoki Kazuko						¥315	11/12/03	
	Ehara Hiroyuki Spiritual Message		1				¥315	**12/20/04**	
		0	1	0	0	0			5
Information	Mobile Takarazuka						¥315	11/01/01	
	Saikyo no Kaigai Joho						¥315	12/10/99	
	Himitsu no Denwacho						¥0	12/10/99	
	@AJA Renai Navi (name change)						¥315	09/01/00	
	@AJA Mypage						¥210	09/01/00	
	Tsuri-King	1					¥315	01/15/03	
	IT media						¥315	03/03/03	
	T-SHIRTS To Go						¥0	10/01/03	
	CINEMA IMAGICA						¥315	12/01/03	
	Namiaru?		1				**¥315**	**04/14/04**	
	STARDUST WEB		1				**¥315**	**12/01/04**	
		1	2	0	0	0			11
Sub Total		7	4	0	1	1			
									31

Grand Total	105